April 21, 2009

Peggy Kim Special Counsel
Office of Mergers & Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549-3628

Re: Quigley Corporation
Schedule 14A filed by Ted Karkus et al.
 Filed April 9, 2009
File No. 0-21617

Dear Ms. Kim:

On behalf of Ted Karkus et al, we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Amendment Number 1 to the above referenced Schedule 14A. The Schedule 14A has been revised in response to your comment letter dated April 16, 2009 and to reflect other changes. Concurrent with the transmission, we are providing to the Staff clean and blacklined copies of Amendment No. 1 to the Schedule 14A. We also are providing from Ted Karkus et al. the following responses to the comment letter regarding the Schedule 14A.

To assist your review, we have retyped the text of the Staff's comments in bold face type. Please note that all references to page numbers in the responses refer to the page numbers of Amendment No. 1 to the Schedule 14A.

Schedule 14A

1.
Please confirm to us that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice of internet availability informing them that the materials are available and explaining how to access those materials.  Refer to Rule 14a-16 and Exchange Act Release 34-56135 available at http://www.sec.ov/rules/fmal/2007/34-56135.pdf.

We hereby confirm to you that we will post our proxy materials on www.shareholdermaterial.com/qgly, a publicly-accessible Internet Web site.  We have revised the disclosure on page 1 to notify solicited holders of the availability of the proxy materials at this website.  We have chosen to incorporate the contents of the notice of internet availability into our proxy statement.

2.
We note that security holders who vote the blue proxy will he disenfranchised with respect to the company’s proposal to ratify the appointment of the company’s independent auditors Please revise the proxy statement and proxy card to state that by executing and returning your blue proxy card, security holders will relinquish the opportunity to vote on other matters to be voted upon at the annual meeting that the company has proposed in its proxy statement.  Alternatively, please revise the form of proxy to include the company’s other proposal.

We have revised pages 1, 7 and the form of proxy to allow shareholders returning our proxy card to vote on the proposal to ratify the Company’s appointment of Amper, Politziner & Mattia, P.C. as the Company’s independent auditors for the year ending December 31, 2009.

3.
Please revise to include a background discussion of the contacts between the participants and the company during the time period leading up to the current solicitation.  Please also describe how the Board or management responded to contacts made by the participants and the material details of any discussions or correspondence.

We have revised the disclosure on page 3 in response to this comment.

4.
We note you state that the proxy statement is solicited by Ted Karkus or the Nominating Shareholder.  Please revise throughout the proxy statement and proxy card to identify each of the participants in the solicitation.  Refer to Item 4(b)(I) of Schedule 14A and Rule 14a-4(a)(1).

We have revised the disclosure throughout the proxy statement and form of proxy to make clear that the Shareholder Nominees, as the participants, are making the solicitation.  Please see the changes on pages 1, 2, 3, 4, 6, 7, 8, 9, 12, 13 and the form of proxy.

5.	Please revise to indicate that the proxy card and proxy statement are “preliminary copies.” Refer to Rule 14a-6(e)(1).

We have revised the disclosure on page 1 and the form of proxy to state that they are preliminary copies, subject to completion.

Reasons for the Solicitation, page 4

6.
Please avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.  Disclose the factual foundation for such assertions or delete the statements.  In this regard, note that the factual foundation for such assertions must be reasonable.  Refer to Rule 14a-9.  Please provide us supplementally the factual foundation for the following statements:

•	“The Nominating Shareholder believes that the Company’s current Board of Directors is not sufficiently independent of management and that the current Board has failed to maximize shareholder value.”

The participants believe this statement to be factual and the assertions to be reasonable.  The Board of Directors is not sufficiently independent of management as three of the seven members of the The Quigley Corporation’s (the “Company”) Board are current executive officers of the Company.  This is disclosed on page 2 of the Company’s Proxy Statement filed on April 2, 2009 (File No. 000-21617).

Additionally, the Board has granted excessive compensation to management despite poor corporate performance.  The Board granted the Company’s top three executive officers over $3 million in compensation in 2007 and over $2 million in 2008, while the Company reported net losses of $1.7 million in 2006, $2.4 million in 2007 and $5.5 million in 2008.  In 2008, the net loss from continuing operations was even higher at $6.4 million.  This information comes from page 9 of the Company’s 2009 Proxy Statement and page F-2 the Company’s Form 10-K for the year ended December 31, 2008 (File No. 000-21617).   We believe that if the Board were attempting to maximize shareholder value executive compensation would more accurately reflect corporate performance.

Further, as disclosed on page 12 of the Company’s 2008 Proxy Statement, at the end of 2007 three relatives of the Company’s CEO were employed by the Company and received compensation in excess of $120,000 each (for a total of $607,761).  In the Company’s 2009 Proxy Statement, the Company only disclosed one relative of the Company’s CEO as receiving more than $120,000 during 2008, but did not provide any disclosure as to whether the other individuals were still employed by the Company (please see page 12 of the Company’s 2009 Proxy Statement).  This one individual received $221,115 in compensation in 2008.  We do not believe that these individuals would be employed, or employed at such high levels of compensation, if the Board were sufficiently independent and seeking to maximize shareholder value.

Finally, the Board approved the February 29, 2008 sale of a subsidiary (Darius) for a cash purchase price of $1 million.  We believe this price failed to maximize shareholder value as evidenced by Darius’s net income of $139,263 for the first two months of 2008, and its subsequent net income for the remaining ten months of 2008 of $1.3 million (net income from continuing operations was $2.5 million for this period).  This information comes from page F-3 of the S-1/A filed on April 16, 2009 by Innerlight Holdings, Inc., the purchaser of Darius (File No. 333-152430).

If you would like to receive physical copies of any of the cited documents, please let us know.

•	“The Nominating Shareholder believes that the Board has rubber-stamped highly questionable business decisions that have resulted in a severe decline in financial performance.”

The participants believe this statement to be factual and the assertions to be reasonable based on the fact that the Board approved the February 29, 2008 sale of a subsidiary (Darius) for a cash purchase price of $1 million.  This decision was highly questionable as Darius’s net income for the first two months of 2008 (prior to the sale) was $139,263, and its subsequent net income for the remaining ten months of 2008 of $1.3 million (net income from continuing operations was $2.5 million for this period).  This information comes from page F-3 of the S-1/A filed on April 16, 2009 by Innerlight Holdings, Inc., the purchaser of Darius.  We believe a more active, independent Board would not have permitted the sale of a subsidiary that generated net income of $139,263 in the first two months of the year for only $1 million.

The Board’s decision becomes more questionable in light of the fact that the Board failed to disclose to the Company’s shareholders, that the brother of the Company’s CEO (and chairman of the Board) owned a 25.6% interest in the entity purchasing Darius.  The name of the CEO’s brother, Gary Quigley, and his ownership is disclosed on page 26 of Innerlight Holdings, Inc.’s Form S-1/A filed with the SEC on April 16, 2009.

Had the Board vetoed the sale and worked to improve Darius’s performance, the Company could have been the beneficiary of Darius’s improved financial performance.

If you would like to receive physical copies of any of the cited documents, please let us know.

•	“In the Nominating Shareholder’s opinion, the Board has approved massively excessive compensation....”

The participants believe this statement to be factual and the assertions to be reasonable based on the fact that the Board granted its top three executive officers over $3 million in compensation in 2007 and over $2 million in 2008, while the Company reported net losses of $1.7 million in 2006, $2.4 million in 2007 and $5.5 million in 2008.  This information comes from page 9 of the Company’s 2009 Proxy Statement and page F-2 the Company’s Form 10-K for the year ended December 31, 2008.  We believe that executive compensation should more accurately reflect corporate performance.

If you would like to receive physical copies of any of the cited documents, please let us know.

•
“...the Board approved the sale of key revenue producing assets in 2008 to a company for which the CEO’s brother is a major shareholder (which was not disclosed in Company’s filings) and at a highly questionable valuation.”

The participants believe this statement to be factual and the assertions to be reasonable based on the February 29, 2008 sale of a subsidiary (Darius) of the Company for a cash purchase price of $1 million to Innerlight Holdings, Inc.

Darius was a key revenue producing asset for the Company.  Darius had produced sales of $15,274,940 for the year ended December 31, 2006 and $11,233,879 for the year ended December 31, 2007.  This information can be found on page F-9 of the Company’s Form 10-K for the year ended December 31, 2008.

The valuation of $1 million is highly questionable.  Although Darius had experienced losses in 2006 and 2007, its business had turned the corner and was profitable for the first two months of 2008 (prior to the sale).  During this period, Darius had net income of $139,263.  In fact, for the remaining ten months of 2008, the Darius business generated net income of more than $1.3 million with net income from operations of over $2.5 million.  This information can be found on page F-3 of the financial statements of Innerlight Holdings, Inc.’s Form S-1/A filed with the SEC on April 16, 2009.

On February 29, 2008, Innerlight Holdings, Inc. purchased Darius from The Quigley Corporation.  Gary Quigley, the brother of Guy Quigley, the CEO of The Quigley Corporation is a major shareholder of Innerlight Holdings, Inc.  As disclosed on page 26 of Innerlight Holdings, Inc.’s Form S-1/A filed with the SEC on April 16, 2009, Gary Quigley owns 25.6% of Innerlight Holdings, Inc.  Gary Quigley’s interest in Innerlight Holdings, Inc. was not disclosed by the Board of The Quigley Corporation to the shareholders of The Quigley Corporation.

If you would like to receive physical copies of any of the cited documents, please let us know.

7.
Please describe any specific plans to “institute strong corporate governance policies to prevent nepotism and unfair related transactions” and to “maximize shareholder returns.”  Please also state that the nominees’ plans could change subject to their fiduciary duty to stockholders if they are elected.

We have revised the disclosure on pages 2 and 3 to address your comment.  There are no specific plans at this time to “maximize shareholder returns”.

Proposal One. Election of Directors..., page 6

8.
We note that the Nominating Shareholder believes that the each of the nominees qualifies as independent under NASDAQ’s rules.  Please revise to affirmatively state whether each nominee is independent, as required by Item 7(c) of Schedule 14A and corresponding Item 407(a) of Regulation S-K.

We have revised the disclosure on page 4 to affirmatively state that each Shareholder Nominee is independent.

9.
We note that each of the nominees has consented to being named in the proxy statement and has indicated a willingness to serve if elected.  Please also revise to state whether each nominee has consented to serve if elected.  Refer to Rule 14a-4(d)(4).

We have revised the disclosure on page 4 to state that each Shareholder Nominee has consented to serve if elected.

10.	Please revise to briefly describe the type of business conducted by each company referred to in the nominees’ descriptions of business experience.

We have revised the disclosure on pages 4, 5 and 6 to briefly describe the type of business conducted by each company referred to in the nominees’ description of business experience.

11.
We note that you may introduce substitute or additional nominees.  Please revise to specifically address whether any advance notice provisions affect your ability to designate substitute or additional nominees.  Please revise to state that a revised proxy card would be distributed with the proxy supplement.

We have revised the disclosure on pages 5, 6 and 7 to state that in the event substitute nominees are made, a revised proxy will be distributed to shareholders in addition to supplemental soliciting materials.  We have also revised the disclosure to state that the Shareholder Nominees are not aware of any procedural requirements that would prevent the Shareholder Nominees from making substitute nominees.

What is a quorum, and why is it necessary, page 12

12.
For ease of investor understanding, please revise to separate your discussion of the vote required under another subheading.  Please revise to clearly state the treatment of broker non-votes and abstentions on the quorum and voting requirements.  Refer to Item 21(b) of Schedule 14A.

We have revised the disclosure on pages 10 and 11 to add two questions and responses in order to clarify the disclosure.  The new questions are: “Can my broker vote my shares?” and “Can I abstain from voting?”

Proxy Solicitation and Expenses, page 14

13.	Please revise to fill-in the blanks in this section.

We have revised the disclosure on pages 12 and 13 to provide the information requested.

Form of Proxy

14.	Please revise to specifically state that the proxy is not being solicited by the board of directors. Refer to Rule 14a-4(a)(l).

We have revised the form of proxy to add the legend:  “THIS PROXY IS NOT BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE QUIGLEY CORPORATION”.

15.
With respect to any other registrant nominees, please revise to provide adequate space for security holders to write the name(s) of the nominees for whom they seek to withhold authority. Refer to Rule 14a-4(d)(4)(iii).

We have revised the form of proxy to add space for security holders to write the name(s) of  nominees for whom they seek to withhold authority.

*           *           *

Separately filed, please find the letter signed by the participants in the solicitation requested in your letter.  If you need additional information, have further comments or have any questions, please contact me at (212) 549-0393, fax (212) 521-5450 , e-mail: aizower@reedsmith.com.  Thank you for your help.

Sincerely,

/s/ Aron Izower